August 12, 2025

Tyler Winklevoss
Chief Executive Officer
Gemini Space Station, Inc.
600 Third Avenue, 2nd Floor
New York, NY 10016

       Re: Gemini Space Station, Inc.
           Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted July 24, 2025
           CIK No. 0002055592
Dear Tyler Winklevoss:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 16, 2025 letter.

Amendment No. 3 to Draft Registration Statement on Form S-1
Management
Non-Employee Directors, page 139

1. We note your added disclosure regarding the non-employee directors. Please revise your disclosure to clarify each person's term of office as director and the periods during which they served as such. In addition, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director. See Item 401(a) and (e) of Regulation S-K.
 August 12, 2025
Page 2
Underwriting
Directed Share Program, page 171

2. We note the directed share program referenced on page 171. Please revise to address the following points in your next amendment:
           You state that shares under the directed share program will be offered to "certain individuals and entities." Please identify with more specificity the category of persons eligible to participate in the program.
           Expand your disclosure to address the process that prospective participants will follow to participate in the program, the manner in which you will communicate with prospective participants about the program, when and how you will determine the allocation for the program, whether such allocation will change depending on the interest level of potential participants, and any other material features of the program.
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Related party loans and convertible notes, page F-14

3. We have considered your response to our prior comment 3. Please tell us whether the proceeds from your related party crypto loans are subject to contractual sale restrictions, and if so, tell us how you considered the guidance in ASC Topic 350-60-
       50-6.
Exhibits

4. We note your disclosure in the footnotes to the exhibit index that certain portions of
       Exhibits 10.2 and 10.3 have been redacted in accordance with Item 601(b)(10)(iv) of
       Regulation S-K. Please revise each exhibit to include on the first page the legend required by Item 601(b)(10)(iv).

       Please contact Kate Tillan at 202-551-3604 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Irene Paik at 202-551-6553 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Ryan J. Dzierniejko